                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                               China Pacific, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    169404209
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                                 (CUSIP Number)

China Pacific, Inc., Chengdu Iron and Steel Plant Office Building, Qingbaijiang District, Chengdu, Sichuan Province, China, Post Code 610303
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                                 86-28-330-6590

                                 with a copy to

Matthew A. Anderson, Esq., Heller Ehrman White & McAuliffe, 333 Bush Street, San Francisco, California 94104
                           Telephone: (415) 772-6088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 14, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

--------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     169404209                                       PAGE 2 OF 10 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Great China Industries Limited
                 None
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   2  CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00- Loan from Chengdu Row International Limited
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
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                      7   SOLE VOTING POWER
                          3,271,429
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,271,429
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,271,429
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.19
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  14  TYPE OF REPORTING PERSON*
      Corporation
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS), OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     169404209                                       PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas Tong Long Tin
      None
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00- Loan to Great China Industries Limited, a corporation owned by Mr. Tong, from a third party.
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Chinese
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          3,271,429
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,271,429
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,271,429
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.19
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      Individual
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 169404209                    13D                    PAGE 4 OF 10 PAGES

                                  INTRODUCTION

This Schedule 13D is being filed by Great China Industries Limited, a British Virgin Islands corporation, and by Mr. Thomas Tong Long Tin ("Thomas Tong"), the sole beneficial owner of Great China Industries Limited. Each of Mr. Thomas Tong and Great China Industries Limited is identified in Item 2 below as a Reporting Person. Great China Industries Limited is the direct beneficial owner of the subject issuer's common stock, pursuant to the transaction described below in items 3 and 5(c), while Mr. Thomas Tong is the indirect owner of such common stock.


ITEM 1.   SECURITY AND ISSUER

        Common Stock, par value $0.001
        China Pacific, Inc.
        Chengdu Iron and Steel Plant Office Building
        Qingbaijiang District, Chengdu, Sichuan Province
        China, Post Code 610303


ITEM 2.  IDENTITY AND BACKGROUND

               Reporting Person 1 - Great China Industries Limited

               (a)  Name; Great China Industries Limited

               State or other Place of Organization; British Virgin Islands

               Primary Business;  Investment Holdings

               Address of Principal Office; 17C, Unionway Commercial Centre, 283 Queen's Road Central, Hong Kong.

               A description of the names, business addresses, principal occupations and citizenship of the directors and executive officers of Great China Industries Limited is set forth on
               Schedule 1 to this Schedule 13D.

               (d) and (e) Provide details of any criminal convictions or civil proceedings, if none so state; During the last five years none of the Reporting Persons, nor any of their individual directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of such persons been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting

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CUSIP NO. 169404209                    13D                    PAGE 5 OF 10 PAGES

               or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f)    Citizenship;  Not applicable

               Reporting Person 2 - Mr. Thomas Tong

               (a)   Name;  Tong Long Tin, Thomas

               (b) Residence Address; Flat C, 12/F, Block 5, Hanford Garden, 333 Castle Peak Bay, NT, Hong Kong.

               (c) Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted; Mr. Tong is the Acting President, Chief Financial Officer and a director of China Pacific, Inc., a Nevada corporation (the "Company") that is engaged, through a majority-owned joint venture subsidiary, in iron and steel production in Chengdu, Sichuan province, China. The address of China Pacific, Inc. is the same as the address in
               Item 1 above.

               (d) Provide details of any criminal convictions, if none, so state; None

               (e) Provide details of any civil proceedings, if none, so state; None

               (f)  Citizenship; Chinese


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Great China Industries Limited has agreed to purchase 3,271,429 shares of the common stock, par value $0.001 (the "Common Stock") of China Pacific, Inc., a Nevada corporation, for US$0.2761 per share, or a total of US$903,225.81 (the "Purchase Price"). The Purchase Price is to be paid with HK$700,000 (equivalent to US$90,332.58) in cash, which was delivered on the Closing Date of the transaction, September 21, 1998, with the remainder to be paid in a lump sum of HK$6,300,000 (equivalent to US$812,893.23) which is to be delivered one month after the Closing Date. The source of these funds is an unsecured loan to Great China Industries Limited from Chengdu Row International Limited, a British Virgin Islands corporation. The loan is a 2 year term loan with interest of 8 percent per annum, repayable at the maturity of the loan.

        Mr. Thomas Tong, the sole shareholder of Great China Industries Limited, has agreed pursuant to the Stock Purchase Agreement described in Item 6 below to serve as a guarantor of Great China Industries Limited's obligation to pay the Purchase Price.

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CUSIP NO. 169404209                    13D                    PAGE 6 OF 10 PAGES

ITEM 4.  PURPOSE OF TRANSACTION

        The purpose of the purchase of the Company's Common Stock by Great China Industries Limited ("the Buyer") is long term investment. The Reporting Persons intend for the Company to proceed with the 1-for-5 reverse stock split that will be effective September 28, 1998. In addition, the Company may investigate disposing of certain of its assets that have negative value or equity.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

               (a) Great China Industries Limited directly beneficially owns 3,271,429 shares of Common Stock, 36.19 percent of the class, while Mr. Thomas Tong indirectly beneficially owns the same number of shares through his sole ownership of Great China Industries Limited.

               (b) Great China Industries Limited and Mr. Thomas Tong each have sole voting and dispositive power over the 3,271,429 shares of Common Stock.

               (c) Great China Industries, Limited, a British Virgin Islands corporation (the "Buyer"), purchased 3,271,429 shares of the Common Stock of China Pacific, Inc. on September 14, 1998, for the Purchase Price (as defined in Item 3 above), from C.P. Investment Limited, a British Virgin Islands corporation (the "Seller"). Mr. Thomas Tong serves as a guarantor (the "Buyer Guarantor") for the Buyer's obligation to pay the Purchase Price. The transaction was effected in Hong Kong.

               (d) Not applicable.

               (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               On September 14, 1998, Buyer, Seller, and Buyer Guarantor entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement"), whereby Buyer agreed to purchase 3,271,429 shares of the Common Stock of China Pacific, Inc. from Seller, in exchange for the Purchase Price. Buyer Guarantor agreed, pursuant to the terms of the Common Stock Purchase Agreement, to guarantee Buyer's obligation to pay the Purchase Price to the Seller. The payment terms for the Purchase Price are as described above in Item 3.

CUSIP NO. 169404209                    13D                    PAGE 7 OF 10 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 7(1). Common Stock Purchase Agreement dated September 14, 1998 by and among Great China Industries Limited, Thomas Tong Long Tin as Buyer Guarantor and C.P. Investment Ltd.

CUSIP NO. 169404209                    13D                    PAGE 8 OF 10 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 23, 1998                         /s/ Thomas Tong Long Tin
                                            ------------------------------------
                                                          Signature
                                            Name: Thomas Tong Long Tin

                                            GREAT CHINA INDUSTRIES LIMITED


                                            By:     /s/ Thomas Tong Long Tin
                                               ---------------------------------
                                                   Thomas Tong Long Tin
                                                   Title:  President

CUSIP NO. 169404209                    13D                   PAGE 9 OF 10 PAGES

                                   SCHEDULE 1

                         GREAT CHINA INDUSTRIES LIMITED

                        DIRECTORS AND EXECUTIVE OFFICERS

Name and Business Address         Title              Citizenship          Present Principal
-------------------------         -----              -----------       Occupation or Employment
                                                                       ------------------------
Thomas Tong Long Tin              President and      Chinese       Acting President, Chief
Flat C, 12/F, Block 5,            Director                         Financial Officer and Director
Hanford Garden                                                     of China Pacific, Inc.
333 Castle Peak Bay
NT, Hong Kong

CUSIP NO. 169404209                    13D                   PAGE 10 OF 10 PAGES

                                  Exhibit List

Exhibit No.     Description                                                         Page
-----------     -----------                                                         ----
7(1)            Common Stock Purchase Agreement dated September 14, 1998 by and among Great China Industries Limited, Thomas Tong Long Tin as
                Buyer Guarantor and C.P. Investment Ltd.